UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A

Solicitation/Recommendation Statement under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

BAYER SCHERING PHARMA AKTIENGESELLSCHAFT
(formerly Schering Aktiengesellschaft)
(Name of Subject Company)

BAYER SCHERING PHARMA AKTIENGESELLSCHAFT
(formerly Schering Aktiengesellschaft)
(Name of Person Filing Statement)

Ordinary Shares, no par value
(Title of Class of Securities)

DE 0007172009
(ISIN Number of Class of Securities)

American Depositary Shares, evidenced by American Depositary Receipts, each representing one Ordinary Share
(Title of Class of Securities)

806585204
(CUSIP Number of Class of Securities)

Ulrich Grohé, Esq.
Müllerstrasse 178
13353 Berlin
Federal Republic of Germany
Telephone: (011-49-30) 468-1111

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copy to:
Peter S. Wilson, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475
Telephone: (212) 474-1000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The purpose of this Amendment No. 3 is to amend and supplement the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Bayer Schering Pharma on November 30, 2006, as amended thereafter (the “Schedule 14D-9”). Capitalized terms defined in the Schedule 14D-9 and used herein without definition shall have the meanings specified in the Schedule 14D-9.

The document attached hereto as Exhibit (a)(18) relates to the squeeze-out announced by the Bidder and Bayer Schering Pharma on December 5, 2006.

ITEM 3.     PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Item 3(a) (“Past Contacts, Transactions, Negotiations and Agreements - Service Agreements and Incentive Plans”) of the Schedule 14D-9 is hereby amended by adding the following after the first paragraph:

On January 17, 2007, Bayer Schering Pharma announced that Prof. Marc Rubin resigned from the Executive Board with effect as of January 31, 2007. Following this resignation, the Supervisory Board appointed Prof. Dr. Andreas Busch and Dr. Kemal Malik as members of the Executive Board. Prof. Busch and Dr. Malik did not enter into service agreements with Bayer Schering Pharma, but have service agreements with Bayer HealthCare AG under which they receive compensation and benefits from Bayer HealthCare AG.  Bayer HealthCare AG will also reimburse Bayer Schering Pharma for the services rendered by these two members of the Executive Board.

ITEM 8.     ADDITIONAL INFORMATION.

Item 8(c) (“Additional Information - Members of the Supervisory Board and Executive Board”) of the Schedule 14D-9 is hereby amended by adding the following at the end thereof:

On January 17, 2007, Bayer Schering Pharma announced that Prof. Marc Rubin resigned from the Executive Board with effect as of January 31, 2007. Following this resignation, the Supervisory Board appointed Prof. Dr. Andreas Busch and Dr. Kemal Malik as members of the Executive Board.

ITEM 9.     EXHIBITS.

Item 9 is amended and supplemented by adding thereto:

Exhibit Number	Description
(a)(18)	Press Release, dated January 17, 2007, regarding the squeeze-out
(a)(19)	Press Release, dated January 17, 2007, announcing the appointment of new members to the Executive Board

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Bayer Schering Pharma Aktiengesellschaft

By:	/s/ Dr. Christof Ehrhart
Name:	Dr. Christof Ehrhart
Title:	Head Corporate Communication Bayer Schering Pharma AG

By:	/s/ Oliver Renner
Name:	Oliver Renner
Title:	Head Corporate Business Communication Bayer Schering Pharma AG

Dated: January 17, 2007

EXHIBIT INDEX

Exhibit Number	Description
(a)(18)	Press Release, dated January 17, 2007, regarding the squeeze-out
(a)(19)	Press Release, dated January 17, 2007, announcing the appointment of new members to the Executive Board